FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: AMERITOR INDUSTRY FUND

3.   Securities and Exchange Commission File No.: 811-00747.

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed From
     N-8F?

     [ ]  Initial Application     [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     4400 MACARTHUR BOULEVARD, N.W.
     SUITE 301
     WASHINGTON, D.C.  20007-2521

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     STEPHANIE A. DJINIS, ESQ.
     LAW OFFICES OF STEPHANIE A. DJINIS
     1749 OLD MEADOW ROAD
     SUITE 310
     MCLEAN, VA 22102

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     FUND ADMINISTRATOR:        AMERITOR FINANCIAL CORPORATION
                                4400 MACARTHUR BLVD., N.W., SUITE 301
                                WASHINGTON, D.C.  20007-2521
                                ATTN.:  JEROME KINNEY, PRESIDENT

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end           [ ]  Closed-end

10. State law which the fund was organized or formed (e.g., Delaware, Massachusetts):

     DISTRICT OF COLUMBIA

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

     AMERITOR FINANCIAL CORPORATION
     4400 MACARTHUR BLVD., N.W., SUITE 301
     WASHINGTON, D.C.  20007-2521

     (FORMERLY KNOWN AS STEADMAN SECURITY CORPORATION,
     LOCATED AT 1730 K STREET, N.W., WASHINGTON, D.C.  20006)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     NONE.

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes         [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-_____

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes         [ ]  No

          If Yes, state the date on which the board vote took place:

          JANUARY 12, 2001

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes         [X]  No

          If Yes, state the date on which the shareholder vote took place: If No, explain: SHAREHOLDER APPROVAL NOT REQUIRED.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          March 7, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ]  Yes       [X]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          351

     (b)  Describe the relationship of each remaining shareholders to the fund:

          Each remaining fund shareholder has not submitted to the fund either share certificates or an affidavit of loss, as requested in correspondence sent to shareholders in March 2001. The Fund has no reason to believe that it does not have accurate addresses for each of the remaining shareholders since no correspondence sent to those shareholders was returned unopened.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X]  Yes       [ ]  No

     If yes, describe briefly the plans (if any) for distributions to, or preserving the interests of, those shareholders:

          Assets of the shareholders described in Item 18 have been held in an account at First Union National Bank since March 2001, pending receipt of appropriate documentation. The Fund intends to liquidate each remaining shareholder's interest in the Fund by canceling each remaining shareholder certificate and sending each such shareholder a check representing his or her remaining interest in the fund, thereby distributing all remaining assets of the fund that represent shareholder interests in the fund.

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]  Yes       [ ]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          CASH AMOUNTING TO APPROXIMATELY $51,578.87.

     (b)  Why has the fund retained the remaining assets?

          FUND CURRENTLY HAS $43,697.38 REPRESENTING ASSETS OF SHAREHOLDERS AS SET FORTH IN RESPONSE TO QUESTION 18 ABOVE. AN ADDITIONAL $7,881.49 HAS BEEN RETAINED TO COVER REMAINING EXPENSES.

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [X]  No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]  Yes       [ ]  No

     If Yes,

     (a)  Describe  the type and  amount  of each  debt or other  liability:  No
          current   liabilities  remain  unpaid.   Nonetheless,   prior  to  its
          dissolution, the Fund may incur final accounting and legal expenses.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          USING THE RESERVE DESCRIBED ABOVE.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)   Legal expenses:  $1,500 (ESTIMATE)

          (ii)  Accounting expenses:  $1,500  (ESTIMATE)

          (iii) Other expenses (list and identify separately):

                                        POSTAGE ($2,521.68)

                                        PRINTING CHECKS ($523.72)

                                        STATIONERY ($441.52)

                                        PHOTOCOPYING ($1,160.15)

          (iv)  Total expenses (sum of lines (i)-(iii) above): $7,647.07

     (b) How were those expenses allocated? TO THE EXTENT THESE COSTS HAVE ALREADY BEEN PAID, THEY HAVE BEEN ALLOCATED TO THE FUND.

     (c)  Who paid those expenses? THE FUND.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes [X] No If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative processing?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes        [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:  N/A

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: N/A

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Ameritor Industry Fund, (ii) she is the President and a Trustee of Ameritor Industry Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                   (Signature)

                        /s/
                        ---------------------------------
                        Carole S. Kinney
                        President
                        Ameritor Industry Fund